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                                                                     EXHIBIT 14
                  [LOGO OF CAMBRIDGE SOUNDWORKS APPEARS HERE]

                               November 3, 1997

To Our Stockholders:

  I am pleased to inform you that on October 30, 1997, Cambridge SoundWorks, Inc. (the "Company") entered into an Agreement and Plan of Merger ("Merger Agreement") with Creative Technology Ltd. ("Parent") and CSW Acquisition Corporation ("Purchaser"), a wholly-owned subsidiary of Parent. Under the Merger Agreement, Purchaser has commenced a cash tender offer to purchase all of the outstanding shares of Common Stock of the Company for $10.68 per share. Following the completion of the Offer, subject to the terms and conditions of the Merger Agreement, the Company will be merged into the Purchaser (the "Merger") and any remaining shares of Common Stock, other than shares owned by dissenting stockholders, will be converted into the right to receive $10.68 per share in cash, without interest.

  YOUR BOARD OF DIRECTORS BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AND VOTING (WITH THE DIRECTOR WHO IS THE DESIGNEE OF PARENT NOT PRESENT OR PARTICIPATING IN ANY SUCH MEETING OR DISCUSSION) HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY (OTHER THAN PARENT AND THE PURCHASER), HAS APPROVED THE OFFER AND THE MERGER, AND RECOMMENDS THAT COMPANY STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  In arriving at their recommendations, the Board of Directors gave careful consideration to a number of factors, which are described in the attached
Schedule 14D-9 that the Company has filed today with the Securities and Exchange Commission. These factors include, among other things, the opinion of Hambrecht & Quist LLC, the financial advisor to the Company, that the consideration to be received by holders of the Company's Common Stock (other than Parent and its affiliates) pursuant to the Merger Agreement is fair to such stockholders from a financial point of view, as of the date of such opinion. A copy of the opinion is set forth in the Schedule 14D-9 and should be read carefully and in its entirety for a description of the procedures followed, the factors considered and the assumptions made by Hambrecht & Quist LLC.

  In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated November 3, 1997, of Purchaser, together with related materials to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

                                          Sincerely,

                                          Thomas J. DeVesto
                                          President and Chief Executive
                                           Officer

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  311 Needham Street
  Newton, MA 02164
  (617) 332-5936
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